

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2020

Michael Nessim
Chief Executive Officer
Kingswood Acquisition Corp.
17 Battery Place, Room 625
New York, NY 10004

> **Re: Kingswood Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 23, 2020**
> **File No. 333-249437**

Dear Mr. Nessim:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We note you disclose that you will redeem 100% of the public shares if you are unable to enter into a definitive agreement with respect to your initial business combination within 18 months from the closing of this offering. We also note that your revised disclosure and form of amended certificate of incorporation do not appear to provide for liquidation of the company in the event that the initial business combination has not been consummated within a specified time period not to exceed three years. Please tell us how this complies with Section 102.06 of the NYSE Listed Company Manual.

2. We note that the form of warrant agreement filed as Exhibit 4.4 provides that the company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or

the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, "which jurisdiction shall be exclusive." We also note that the company waives any objection to such "exclusive" jurisdiction. If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

3.   We note your disclosure on page 24 of the prospectus that the securities underlying the underwriters units will be subject to registration rights. Please file the registration rights agreement. In that regard, we note that the registration rights agreement filed as Exhibit 10.3 does not appear to include the registration rights for the underwriters.

4.   Please file a copy of your Certificate of Incorporation as currently in effect. Refer to Item 601(b)(3)(i). Please also file as an exhibit to your registration statement the form of promissory note from your sponsor with respect to their agreement to loan you up to $300,000 to be used for a portion of the expenses of this offering.

   You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Craig Arakawa, Accounting Branch Chief, at (202) 551- 3650 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Christopher Zochowski